 Exhibit 99.1

CureVac Partners with myNEO to Identify Novel Antigen Targets for
mRNA-Based Cancer Vaccine Development

•	CureVac is broadening its foundation in oncology, leveraging recent progress with its second-generation mRNA backbone

•	The partnership combines CureVac’s mRNA technology with myNEO’s platform for the discovery and selection of tumor antigens predicted to elicit strong immune responses

•	Together with myNEO, CureVac aims to identify specific antigens for the development of novel mRNA cancer vaccines

TÜBINGEN, Germany / GHENT, Belgium – May 25, 2022 – CureVac N.V. (Nasdaq: CVAC), a global biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (“mRNA”), and myNEO N.V., a Belgium-based immunotherapy company, today announced that they have entered into a research and option agreement. Under the agreement, both companies aim to identify specific antigens found on the surface of tumors for the development of novel mRNA immunotherapies. To achieve this goal, myNEO will leverage its biological datasets and its integrated machine learning and bioinformatics platform to identify and validate specific antigen targets predicted to elicit a strong immune response.

"We are translating our mRNA technology insights and learnings to create value in oncology,” said Antony Blanc, Chief Business Officer and Chief Commercial Officer of CureVac. “myNEO's state-of-the-art predictive approach to analyze tumor and normal genetic data inputs from multiple sources, perfectly complements our mRNA technology as we advance the development of novel cancer vaccines. Through this collaboration, we prepare to build a strong pipeline in oncology and accelerate growth beyond our progress in prophylactic vaccines."

myNEO utilizes a broad range of underlying genomic alterations to identify constantly emerging, novel classes of antigens of defined tumor types. The immunogenicity of identified antigens is predicted using proprietary algorithms, machine and deep learning methods and an extensive database containing data on tumor specific mutations. Incorporating new ranking methodologies based on tumor cell antigen processing and presentation allows for selection of antigens with the highest confidence of success for potential clinical testing.

“CureVac is a front-runner in the mRNA technology ecosystem, and its use for the development of therapeutic cancer vaccines has shown great promise,” said Cedric Bogaert, Chief Executive Officer and co-founder of myNEO. “We’re convinced that combining our innovative neoantigen target identification and selection methods with mRNA technology holds great potential for immunotherapies, and CureVac was the logical choice for us to further validate this avenue. Supplementing our own developments with this collaboration will allow us to benefit from CureVac’s years of experience and know-how, and to create a significant impact on the immunotherapy domain.”

About CureVac

CureVac is a global biopharmaceutical company in the field of messenger RNA (mRNA) technology, with more than 20 years of expertise in developing, optimizing, and manufacturing this versatile biological molecule for medical purposes. The principle of CureVac’s proprietary technology is the use of optimized mRNA as a data carrier to instruct the human body to produce its own proteins capable of fighting a broad range of diseases. In July 2020, CureVac entered in a collaboration with GSK to jointly develop new products in prophylactic vaccines for infectious diseases based on CureVac’s second-generation mRNA technology. This collaboration was later extended to the development of second-generation COVID-19 vaccine candidates, and modified mRNA vaccine technologies. Based on its proprietary technology, CureVac has built a deep clinical pipeline across the areas of prophylactic vaccines, cancer therapies, antibody therapies, and the treatment of rare diseases. CureVac had its initial public offering on the New York Nasdaq in August 2020. It is headquartered in Tübingen, Germany, and employs more than 900 people at its sites in Tübingen, Frankfurt, and Boston, USA. Further information can be found at www.curevac.com.

About myNEO

myNEO is a Belgian biotech company that focuses on the development of immunotherapies finetuned against the tumour of cancer patients. The core technology to its clinical development is an advanced data analysis platform that allows to rapidly screen immuno-genomic datasets from enrolled patients and their tumours. Data-driven neural networks trained on gathered biological datasets enable to identify impactful tumor alterations and neoantigens as targets for immunotherapies, to finetune patient inclusion criteria, and define early biomarkers for potential response. The growing company was founded by biotech entrepreneurs Cedric Bogaert, together with Professor Wim Van Criekinge and Jan Van den Berghe. Professor MD Kris Thielemans, a pioneer in the field of immunotherapy, Mark Vaeck, founder and former CEO of biopharmaceutical company Ablynx, and Bert Coessens, founder and former COO of Cartagenia, are also involved. Read more at: www.myneo.me

CureVac Investor Relations Contact

Dr. Sarah Fakih, Vice President Corporate Communications and Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

CureVac Media Contact

Bettina Jödicke-Braas, Manager Communications

CureVac, Tübingen, Germany

T: +49 7071 9883-1087

bettina.joedicke-braas@curevac.com

myNEO Media Contact

Cedric Bogaert, CEO

myNEO, Ghent, Belgium

info@myNEO.me

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Forward-Looking Statements CureVac

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac N.V. and/or its wholly owned subsidiaries CureVac AG, CureVac Real Estate GmbH, CureVac Inc., CureVac Swiss AG, CureVac Corporate Services GmbH and CureVac RNA Printer GmbH (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the potential efficacy of the company’s vaccine and treatment candidates and the company’s strategies, financing plans, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, and fluctuations of operating results due to the effect of exchange rates or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

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